1 Hershey Dr.

Smiths Falls, ON

K7A0A8

(855) 558 9333 x 122

@CanopyGrowth

www.canopygrowth.com

Exhibit 99.123

Canopy Growth Corporation enters into supply agreement with the Yukon Liquor Corporation

April 18, 2018

SMITHS FALLS, ON and WHITEHORSE, YK — Canopy Growth Corporation (TSX:WEED)

(“Canopy Growth” or the “Company”) and the Yukon Liquor Corporation (“YLC”) today announced that the Company has entered into an agreement to supply Yukon with high-quality cannabis products to serve the upcoming adult retail market.

Under the terms of the agreement, Canopy Growth will supply the YLC with up to 900 kg of high-quality cannabis product over the next three years.

“We’re proud to be collaborating with the Government of Yukon to ensure a consistent and safe supply of our high-quality cannabis products once the adult retail market opens,” said Mark Zekulin, President, Canopy Growth. “Being the national supplier of choice requires presence and partnerships across the country and supplying Yukon is an important part of that vision”.

“The addition of Canopy Growth as one of our main cannabis suppliers ensures Yukoners will have access to a diverse and safe line of products once cannabis is legalized,” Minister responsible for the Yukon Liquor Corporation John Streicker.

Once official, this agreement will mark Canopy Growth’s fifth agreement with a province or territory and speaks to the strong national position of the Company. Canopy Growth has also been selected to operate as a retail partner in Manitoba and will operate retail locations in Newfoundland and Labrador.

The supply agreement is conditional upon the federal and provincial governments adopting the necessary regulatory framework.

Here’s to Future Growth (in Yukon).

Canopy Growth:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations:

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com.

About Tweed

Tweed is a globally recognized cannabis production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell cannabis, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As cannabis laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

Notice Regarding Forward Looking Information

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.